Exhibit 99.7
Form of Releases to Stock Exchanges and Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	17,794	17,567	17,273	52,439	51,364	68,484
Other income, net ( Refer note b)	962	883	820	2,659	2,333	3,080
Total Income	18,756	18,450	18,093	55,098	53,697	71,564
Expenses
Employee benefit expenses	9,869	9,604	9,420	28,839	28,349	37,659
Cost of technical sub-contractors	1,041	1,089	975	3,191	2,833	3,833
Travel expenses	496	480	502	1,503	1,762	2,235
Cost of software packages and others	472	492	461	1,404	1,119	1,597
Communication expenses	120	131	145	376	400	549
Consultancy and professional charges	238	269	165	753	505	763
Depreciation and amortisation expenses	498	456	433	1,404	1,257	1,703
Other expenses	741	800	838	2,293	2,450	3,244
Total expenses	13,475	13,321	12,939	39,763	38,675	51,583
Profit before non-controlling interest / share in net profit / (loss) of associate	5,281	5,129	5,154	15,335	15,022	19,981
Share in net profit/(loss) of associate	–	–	–	–	(5)	(12)
Write-down of investment in associate ( Refer Note c)	–	–	–	(71)	–	(18)
Profit before tax	5,281	5,129	5,154	15,264	15,017	19,951
Tax expense:( Refer Note a)
Current tax	144	1,471	1,468	3,115	4,404	5,653
Deferred tax	8	(68)	(22)	(190)	(136)	(55)
Profit for the period (Refer Note a)	5,129	3,726	3,708	12,339	10,749	14,353
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	18	6	(8)	21	(65)	(45)
Equity instruments through other comprehensive income, net	(2)	–	–	(2)	–	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	5	20	26	(41)	28	39
Exchange differences on translation of foreign operations	(86)	100	(47)	121	(60)	(257)
Fair value changes on investments, net	(25)	12	–	14	–	(10)
Total other comprehensive income/(loss), net of tax	(90)	138	(29)	113	(97)	(278)
Total comprehensive income for the period	5,039	3,864	3,679	12,452	10,652	14,075
Paid up share capital (par value 5/- each, fully paid)	1,088	1,144	1,144	1,088	1,144	1,144
Other equity	67,838	67,838	60,600	67,838	60,600	67,838
Earnings per equity share (par value 5/- each)( Refer note d)
Basic ()(Refer note a)	22.55	16.30	16.22	54.06	47.03	62.80
Diluted ()	22.53	16.29	16.22	54.02	47.02	62.77

Note

a)	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore has led to an increase in Basic earnings per equity share by 6.29 ($0.10) for quarter ended December 31, 2017 and 5.81 ($0.09) for nine months ended December 31, 2017. Further, in line with the APA, the Company expects to payout approximately US$ 233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters.
b)	Other income includes 200 crore and 262 crore towards interest on income tax refund for the quarter and nine months ended December 31, 2017 and 62 crore for the quarter ended September 30, 2017
c)	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.
d)	EPS is not annualized for the quarter and nine months ended December 31, 2017, quarter ended September 30, 2017 and quarter and nine months ended December 31, 2016.

Notes:

1.	The audited interim consolidated financial statements for the quarter and nine months ended December 31, 2017 have been taken on record by the Board of Directors at its meeting held on January 12, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and nine months ended December 31, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2. Board and Management changes

a)	Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on December 2, 2017 appointed Salil S. Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018 for a period of 5 years, subject to the approval of shareholders and other regulatory requirements. The Board re-designated U. B. Pravin Rao as the Chief Operating Officer and Whole Time Director with effect from January 2, 2018 upon stepping down as the interim Chief Executive Officer and Managing Director in accordance with the terms of his appointment. Further, U. B. Pravin Rao shall hold the office of Whole Time Director up to August 17, 2022. The postal ballot notice dated January 3, 2018 seeking the approval of shareholders including the terms of appointment of the above changes is available on the Company’s website at the following link- https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf

b)	Rajesh K. Murthy, President, has resigned from the company for personal reasons. His last date with Infosys will be January 31, 2018. The Board places on record its deep appreciation for his commitment to Infosys over the last 26 years and wishes him the very best for his future endeavors.

3. Buyback of equity shares of the Company

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

4. Update on Noah Consulting LLC

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the Company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

5. Information on dividends for the quarter and nine months ended December 31, 2017

The Board declared an interim dividend of 13/- (par value of 5/- each) per equity share on October 24, 2017 and the same was paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Dividend per share (par value 5/- each)
Interim dividend	–	13.00	–	13.00	11.00	11.00
Final dividend	–	–	–	–	–	14.75

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenue from operations	15,631	15,356	14,949	45,957	44,369	59,289
Profit before tax	5,922	4,880	4,883	15,519	14,155	18,938
Profit for the period	6,004	3,579	3,599	12,998	10,255	13,818

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim condensed financial statements as stated.

7. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenue by business segment
Financial Services (FS)	4,643	4,718	4,663	13,955	13,900	18,555
Manufacturing (MFG)	1,955	1,916	1,893	5,734	5,589	7,507
Energy & utilities, Communication and Services (ECS)	4,241	4,122	3,885	12,320	11,468	15,430
Retail, Consumer packaged goods and Logistics (RCL)	2,837	2,742	2,821	8,274	8,515	11,225
Life Sciences, Healthcare and Insurance (HILIFE)	2,375	2,301	2,196	6,846	6,289	8,437
Hi-Tech	1,256	1,254	1,250	3,745	3,911	5,122
All other segments	487	514	565	1,565	1,692	2,208
Total	17,794	17,567	17,273	52,439	51,364	68,484
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	17,794	17,567	17,273	52,439	51,364	68,484
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,254	1,337	1,320	3,886	3,881	5,209
Manufacturing (MFG)	498	452	455	1,375	1,376	1,848
Energy & utilities, Communication and Services (ECS)	1,145	1,113	1,123	3,331	3,311	4,431
Retail, Consumer packaged goods and Logistics (RCL)	834	798	837	2,407	2,466	3,249
Life Sciences, Healthcare and Insurance (HILIFE)	689	609	632	1,896	1,712	2,308
Hi-Tech	304	314	324	892	986	1,277
All other segments	94	80	78	297	221	292
Total	4,818	4,703	4,769	14,084	13,953	18,614
Less: Other unallocable expenditure	499	457	435	1,408	1,264	1,713
Add: Unallocable other income	962	883	820	2,659	2,333	3,080
Add: Share in net profit/(loss) of associate	–	–	–	–	(5)	(12)
Less: Write-down of investment in associate	–	–	–	71	–	18
Profit before tax and non-controlling interests	5,281	5,129	5,154	15,264	15,017	19,951

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Salil Parekh
Bengaluru, India January 12, 2018	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2017, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenues	2,755	2,728	2,551	8,134	7,639	10,208
Cost of sales	1,773	1,743	1,601	5,208	4,832	6,446
Gross profit	982	985	950	2,926	2,807	3,762
Net profit	796	578	547	1,915	1,597	2,140
Earnings per equity share *
Basic	0.35	0.25	0.24	0.84	0.70	0.94
Diluted	0.35	0.25	0.24	0.84	0.70	0.94
Total assets	11,889	13,551	11,870	11,889	11,870	12,854
Cash and cash equivalents including current investments	3,615	5,428	4,487	3,615	4,487	5,027

*	EPS is not annualized for the quarter and nine months ended December 31, 2017, quarter ended September 30, 2017 and quarter and nine months ended December 31, 2016.

Certain statements mentioned in this release including those concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the Companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring Companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is January 12, 2018, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter and nine months ended December 31, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	15,631	15,356	14,949	45,957	44,369	59,289
Other income, net ( Refer note b)	1,811	849	805	3,384	2,330	3,062
Total income	17,442	16,205	15,754	49,341	46,699	62,351
Expenses
Employee benefit expenses	8,287	8,015	7,733	24,053	23,277	30,944
Cost of technical sub-contractors	1,349	1,377	1,228	4,060	3,547	4,809
Travel expenses	366	353	356	1,111	1,296	1,638
Cost of software packages and others	315	320	358	950	894	1,235
Communication expenses	85	87	96	255	268	372
Consultancy and professional charges	190	218	124	592	362	538
Depreciation and amortisation expense	354	347	339	1,045	995	1,331
Other expenses	574	608	637	1,756	1,905	2,546
Total expenses	11,520	11,325	10,871	33,822	32,544	43,413
Profit before tax	5,922	4,880	4,883	15,519	14,155	18,938
Tax expense: ( Refer note a)
Current tax	(134)	1,346	1,287	2,607	3,927	5,068
Deferred tax	52	(45)	(3)	(86)	(27)	52
Profit for the period ( Refer note a)	6,004	3,579	3,599	12,998	10,255	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset	17	6	(6)	21	(58)	(42)
Equity instruments through other comprehensive income, net	–	–	–	–	–	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	5	20	26	(41)	28	39
Fair value changes on investments, net	(23)	11	–	13	–	(10)
Total other comprehensive income/(loss), net of tax	(1)	37	20	(7)	(30)	(18)
Total comprehensive income for the period	6,003	3,616	3,619	12,991	10,225	13,800
Paid-up share capital (par value 5/- each fully paid)	1,092	1,148	1,148	1,092	1,148	1,148
Other Equity	66,869	66,869	59,934	66,869	59,934	66,869
Earnings per equity share ( par value 5 /- each) (Refer note c)
Basic ()( Refer note a)	26.27	15.58	15.67	56.68	44.65	60.16
Diluted ()	26.26	15.58	15.67	56.66	44.65	60.15

Note

a)	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore has led to an increase in Basic earnings per equity share by 6.26 for quarter ended December 31, 2017 and 5.78 for nine months ended December 31, 2017 on a standalone basis. Further, in line with the APA, the Company expects to payout approximately US$ 233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters.
b)	Other income includes 199 crore and 257 crore towards interest on income tax refund for the quarter and nine months ended December 31, 2017 and 58 crore for the quarter ended September 30, 2017
c)	EPS is not annualized for the quarter and nine months ended December 31, 2017, quarter ended September 30, 2017 and quarter and nine months ended December 31, 2016.

Notes

1.	The audited interim condensed financial statements for the quarter and nine months ended December 31, 2017 have been taken on record by the Board of Directors at its meeting held on January 12, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and nine months ended December 31, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information presented above is extracted from the audited interim condensed financial statements. The interim condensed financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Board and Management changes

a)

Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on December 2, 2017 appointed Salil S. Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018 for a period of 5 years, subject to the approval of shareholders and other regulatory requirements. The Board re-designated U. B. Pravin Rao as the Chief Operating Officer and Whole Time Director with effect from January 2, 2018 upon stepping down as the interim Chief Executive Officer and Managing Director in accordance with the terms of his appointment. Further, U. B. Pravin Rao shall hold the office of Whole Time Director up to August 17, 2022.

The postal ballot notice dated January 3, 2018 seeking the approval of shareholders including the terms of appointment of the above changes is available on the Company’s website at the following link- https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf

b)

Rajesh K. Murthy, President, has resigned from the company for personal reasons. His last date with Infosys will be January 31, 2018. The Board places on record its deep appreciation for his commitment to Infosys over the last 26 years and wishes him the very best for his future endeavors.

3.	Buyback of equity shares of the Company

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

4.	Update on Noah Consulting LLC

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the Company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary . Subsequently in November 2017, Noah Consulting LLC has been liquidated.

5.	Information on dividends for the quarter and nine months ended December 31, 2017

The Board declared an interim dividend of 13/- (par value of 5/- each) per equity share on October 24, 2017 and the same was paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Dividend per share (par value 5/- each)
Interim dividend	–	13.00	–	13.00	11.00	11.00
Final dividend	–	–	–	–	–	14.75

6. Segment reporting (Standalone-Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2017	2017	2016	2017	2016	2017
Revenue by business segment
Financial services (FS)	3,951	4,000	3,939	11,848	11,810	15,735
Manufacturing (MFG)	1,652	1,612	1,541	4,820	4,519	6,086
Energy & utilities, communication and services (ECS)	3,913	3,782	3,519	11,350	10,370	13,999
Retail, consumer packaged goods and logistics (RCL)	2,586	2,543	2,596	7,630	7,777	10,280
Life sciences, healthcare and insurance (HILIFE)	2,014	1,903	1,842	5,779	5,206	7,065
Hi-Tech	1,191	1,198	1,199	3,543	3,744	4,901
All Other Segments	324	318	313	987	943	1,223
Total	15,631	15,356	14,949	45,957	44,369	59,289
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	15,631	15,356	14,949	45,957	44,369	59,289
Segment profit before tax and depreciation:
Financial Services (FS)	1,011	1,073	1,085	3,154	3,175	4,291
Manufacturing (MFG)	464	432	452	1,309	1,311	1,770
Energy & utilities, communication and services (ECS)	1,153	1,106	1,093	3,361	3,229	4,355
Retail, consumer packaged goods and logistics (RCL)	805	795	816	2,368	2,402	3,159
Life sciences, healthcare and insurance (HILIFE)	625	570	566	1,765	1,517	2,089
Hi-Tech	319	331	341	946	1,047	1,354
All other segments	90	73	66	281	146	199
Total	4,467	4,380	4,419	13,184	12,827	17,217
Less: Other unallocable expenditure	356	349	341	1,049	1,002	1,341
Add: Unallocable other income	1,811	849	805	3,384	2,330	3,062
Profit before tax	5,922	4,880	4,883	15,519	14,155	18,938

Notes on segment information:

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Salil Parekh
Bengaluru, India January 12, 2018	Chief Executive Officer and Managing Director

Certain statements mentioned in this release including those concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the Companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring Companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is January 12, 2018, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2017, prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2017	2017	2016
Revenue from operations	17,794	52,439	17,273
Profit before tax	5,281	15,264	5,154
Net profit after tax ( Refer note a, b and c)	5,129	12,339	3,708
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	5,039	12,452	3,679
Paid-up equity share capital (par value 5/- each, fully paid)	1,088	1,088	1,144
Other equity	67,838	67,838	60,600
Earnings per share (par value 5/- each) (Refer note d)
Basic () ( Refer Note a)	22.55	54.06	16.22
Diluted ()	22.53	54.02	16.22

Note:

a)	During the quarter ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company has, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore) which pertains to previous periods which are no longer required. Consequently, profit for the period has increased and therefore has led to an increase in Basic earnings per equity share by 6.29 ($0.10) for quarter ended December 31, 2017 and 5.81 ($0.09) for nine months ended December 31, 2017. Further, in line with the APA, the Company expects to payout approximately US$ 233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters.
b)	Other income includes 200 crore and 262 crore towards interest on income tax refund for the quarter and nine months ended December 31, 2017 and 62 crore for the quarter ended September 30, 2017
c)	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.
d)	EPS is not annualized for the quarter and nine months ended December 31, 2017 and quarter ended December 31, 2016

Notes

1.	The audited interim consolidated financial statements for the quarter and nine months ended December 31, 2017 have been taken on record by the Board of Directors at its meeting held on January 12, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. Amounts for the quarter and nine months ended December 31, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Board and Management changes

a)

Based on the recommendations of the Nomination and Remuneration Committee, the Board in its meeting held on December 2, 2017 appointed Salil S. Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018 for a period of 5 years, subject to the approval of shareholders and other regulatory requirements. The Board re-designated U. B. Pravin Rao as the Chief Operating Officer and Whole Time Director with effect from January 2, 2018 upon stepping down as the interim Chief Executive Officer and Managing Director in accordance with the terms of his appointment. Further, U. B. Pravin Rao shall hold the office of Whole Time Director up to August 17, 2022.

The postal ballot notice dated January 3, 2018 seeking the approval of shareholders including the terms of appointment of the above changes is available on the Company’s website at the following link- https://www.infosys.com/investors/Documents/postal-ballot-jan2018.pdf

b)	Rajesh K. Murthy, President, has resigned from the company for personal reasons. His last date with Infosys will be January 31, 2018. The Board places on record its deep appreciation for his commitment to Infosys over the last 26 years and wishes him the very best for his future endeavors.

3.	Buyback of equity shares of the Company

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the Company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

4.	Update on Noah Consulting LLC

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017, the Company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

5.	Information on dividends for the quarter and nine months ended December 31, 2017

The Board declared an interim dividend of 13/- (par value of 5/- each) per equity share on October 24, 2017 and the same was paid on November 4, 2017. The interim dividend declared in the previous year was 11/- per equity share.

(in )

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2017	2017	2016
Dividend per share (par value 5/- each)
Interim dividend	–	13.00	–
Final dividend	–	–	–

6. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended December 31,	Nine months ended December 31,	Quarter ended December 31,
	2017	2017	2016
Revenue from operations	15,631	45,957	14,949
Profit before tax	5,922	15,519	4,883
Profit for the period	6,004	12,998	3,599

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements mentioned in this release including those concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the Companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring Companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is January 12, 2018, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.